Exhibit 99.1

Medley LLC
Medley Capital LLC
SIC Advisors LLC
100 Park Avenue
New York, NY 10017

Attention: Richard Allorto

COMMITMENT LETTER

Ladies and Gentlemen:

Reference is made to that certain Term Sheet dated July 21, 2021 (the “Term Sheet”) filed by debtor Medley LLC (the “Debtor”) as Docket No. 276 in its chapter 11 case, In re Medley LLC, No. 21-10526 (KBO) (Bankr. D. Del. Mar. 7, 2021) (the “Chapter 11 Case”) pending before the Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”).

The Term Sheet represents an agreement in principle among the Debtor, Medley Capital LLC (“Medley Capital”) and the Official Committee of Unsecured Creditors (the “Committee”) on the terms of an amended version of the Debtor’s Combined Disclosure Statement and Chapter 11 Plan of Reorganization and Wind-Down of Medley LLC [Docket No. 244] (as filed, the “Plan and Disclosure Statement”, and as amended to incorporate the terms of the Term Sheet, the “Amended Plan and Disclosure Statement”, or the “Amended Plan”, as the context shall so require).

The Term Sheet provides for, inter alia, the wind-down of the operations of the Debtor over a period of time. During this period, the Debtor’s non-debtor investment adviser subsidiaries are to remain operating, fully-staffed and adequately capitalized in order to continue to fully perform under their existing investment advisory contracts for the benefit of certain clients including Sierra Income Corporation (“Sierra”) and generate revenue for the ultimate benefit of the Debtor’s estate.  Included within these advisory contracts is that certain Investment Advisory Agreement dated April 5, 2012 between Sierra and the Debtor’s subsidiary, SIC Advisors LLC (the “Sierra Contract”). In furtherance of the transactions contemplated under the Term Sheet, which will ultimately be embodied in an Amended Plan and Disclosure Statement, the Debtor has agreed to implement a non-Debtor employee retention and compensation program with Medley Capital (the “Compensation Plan”).

Subject to the terms, conditions and qualifications set forth in this letter (this “Commitment Letter”) Sierra commits to provide a contribution to the Compensation Plan, as follows.

1.	Commitment.

Sierra hereby commits to provide a cash contribution to the Compensation Plan in the aggregate amount of $2,100,000 (the “Sierra Contribution”) on the terms and subject to the conditions set forth or referred to in this Commitment Letter.

2.	Timing of Sierra Contribution

Sierra shall cause the Sierra Contribution to be made in three equal installments of $700,000.00 (each a “Contribution Payment”) in each case on the date which is the later of: (a) five (5) Business Days prior to the applicable Compensation Payment Date (as defined below) or (b) such other date as agreed by Sierra, the Debtor and Medley Capital which will provide the Debtor and Medley Capital with sufficient time to fund the amounts payable under the Compensation Plan on the applicable Compensation Payment Date (the “Payment Date”).

3.	Applicable Payee

(a)           On each Payment Date, Sierra shall remit Contribution Payments directly to Medley Capital for use solely in accordance with Section 4 below.

(b)           In the event Sierra shall ultimately become entitled to a claim resulting from a breach of this Commitment Letter pursuant to Section 6 of this Commitment Letter, Sierra shall be entitled to recover all amounts paid to Medley Capital hereunder by exercising a right of set off against any amounts otherwise owed by Sierra to Medley Capital. The Debtor and SIC Advisors each agree and acknowledge that, notwithstanding the remittance of any Contribution Payment to Medley Capital, the Debtor and SIC Advisors shall receive direct and indirect benefits as the result of Sierra’s payment of the Contribution Payment to Medley Capital under such circumstances.

For purposes of this Commitment Letter, the term “Compensation Payment Date” shall mean each of September 30, 2021, December 31, 2021 and January 31, 2022.   The term “Business Day” shall mean any day other than a Saturday, Sunday, or a day on which all banking institutions in New York, New York are authorized or obligated by Law or executive order to close.

4.	Permitted Uses.

The Sierra Contribution shall be used solely to fund amounts to be paid under the Compensation Plan.  As provided in the Compensation Plan, under certain circumstances, certain employees may forfeit a compensation payment which he or she would otherwise have been entitled to receive (a “Forfeited Compensation Payment”) or may incur an obligation to repay compensation already received (a “Repayment Obligation”).  The application of the portion of any Forfeited Compensation Payment and the proceeds of any Repayment Obligation, in each case solely to the extent committed or paid by Sierra (each, a “Sierra Recoupment”) will be at Sierra’s sole discretion, and Medley Capital and/or the Debtor, as applicable, shall pay over to Sierra the Sierra Recoupment promptly upon Sierra’s written request therefor.

5.	Conditions.

Sierra’s obligations under this Commitment Letter are subject to the review and approval of definitive documents relating to the Compensation Plan, conditionally approved by the Bankruptcy Court for purposes of solicitation of votes, which shall be consistent in form and substance with the outline of the Compensation Plan attached as Exhibit 1 to the Term Sheet.

6.	Termination and Remedies.

Sierra may terminate this Commitment Letter, including its commitment to fund the Sierra Contribution or any then remaining Contribution Payment by written notice to the Debtor, Medley Capital and SIC Advisors if (a) any party hereto (other than Sierra) fails to comply with any covenant or agreement set forth in this Commitment Letter, the Term Sheet or the Compensation Plan, (b) prior to entry of a final order of the Bankruptcy Court confirming the Debtor’s Amended Plan in form and substance satisfactory to Sierra (the “Confirmation Order”) or, a final order of the Bankruptcy Court approving the settlement with Sierra under Fed. Rule of Bankruptcy Procedure Rule 9019, which shall, for the avoidance of doubt, incorporate and approve the exculpation and release provisions of the Term Sheet, in form and substance satisfactory to Sierra (a “9019 Order”), any event occurs or information becomes available that, in the reasonable judgment of Sierra, results in or is likely to result in the failure to satisfy any condition set forth or referred to in this Commitment Letter, (c) SIC Advisors shall fail to comply with any covenant or agreement set forth in the Sierra Contract, (d) the Bankruptcy Court enters any order which is materially inconsistent with the Term Sheet, the Compensation Plan or the Amended Plan or the Bankruptcy Court enters an order confirming a competing plan that is materially inconsistent with the Term Sheet or the Compensation Plan, converting the Chapter 11 Case to a case under chapter 7 of the Bankruptcy Code or appointing a chapter 11 trustee, a responsible officer, or an examiner with enlarged powers (beyond those set forth in section 1106(a)(3) and (4) of the Bankruptcy Code) relating to the operation of the Debtor, (e) the Bankruptcy Court shall not have entered the Confirmation Order or a 9019 Order by November 30, 2021, (f) the Compensation Plan shall have been modified by the Debtor or Medley Capital at any time without the consent of Sierra, or (g) the Confirmation Order or a 9019 Order shall have been reversed, stayed, dismissed, vacated, reconsidered, modified, or amended in a manner inconsistent with the terms of the Term Sheet, the Amended Plan or the Compensation Plan.  The provisions contained in Sections 3(b), 4 and 6 herein shall survive termination of this Commitment Letter (or any portion hereof) or the commitment of Sierra hereunder.  Upon termination in accordance with this Section, and notwithstanding any other provision of this Commitment Letter to the contrary, Sierra shall have no further obligation to fund any portion of the Sierra Contribution or any Contribution Payment hereunder or under the Compensation Plan, and Sierra shall be entitled to recover and recoup all amounts remitted hereunder or under the Compensation Plan from the recipient of such payments, including pursuant to a right of setoff against any other amount owing by Sierra to the recipient of such payment.

7.	Governing Law.

This Commitment Letter (a) shall be governed by, and construed in accordance with, the laws of the State of New York, (b) may be executed in one or more counterparts, each of which shall be an original and all of which, taken together, shall constitute one and the same instrument, (c) sets forth the entire agreement among the parties relating to the subject matter pertaining hereto, and no term or provision hereof may be amended, changed, waived, discharged or terminated orally or otherwise, except in writing signed by each such party, and (d) shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Nothing set forth in this Commitment Letter, express or implied, is intended to confer on any person, other than the parties  hereto  or  their  respective  successors  and  permitted  assigns,  any  rights,  remedies, obligations or liabilities under or by reason of this Commitment Letter.

Please indicate your acceptance of the terms this Commitment Letter by returning to us executed counterparts not later than 5 p.m. Eastern Time on August 11, 2021.

[Remainder of Page Left Blank Intentionally]

   Very truly yours,

Sierra Income Corporation

By: /s/ Stephen R. Byers

       Name: Stephen R. Byers

       Title:   Chair

Acknowledged and agreed:

MEDLEY LLC

By: /s/ Michelle A. Dreyer

Name: Michelle A. Dreyer

MEDLEY CAPITAL LLC

By: /s/ Richard Allorto

Name: Richard Allorto

SIC ADVISORS LLC

By: /s/ Richard Allorto

Name: Richard Allorto

[Signature Page to Commitment Letter]